Enterra Acquires Initial Land Position in Alberta’s Light Oil Cardium Play

Calgary, Alberta – (Marketwire – October 20, 2009) Enterra Energy Trust (“Enterra” or the “Trust”) has accumulated almost 4,000 net acres in a new Cardium oil play in west central Alberta.  Beginning in 2010 Enterra anticipates a multi-year drilling program of 10 to 16 horizontal wells and will utilize multi-stage fracture stimulation technology to maximize resource recovery potential of light gravity sweet crude oil from this play.  In the Cardium formation in Alberta, industry results using horizontal drilling and multi-stage fracture technology have been encouraging, with reported initial oil production rates in excess of 170 bbls/day and internal expectations are for gross reserves 170,000 bbl per well.  It is anticipated that the inventory of drilling prospects will continue to grow as the asset is further delineated while the additional oil reserve potential is expected to maintain Enterra’s portfolio balance between oil and natural gas.

Enterra had also introduced a new oil play in Oklahoma in September 2009, and the Trust now announces the completion and execution of the definitive joint agreements with its primary partners.  The expected spud date of the first well into this play will be in December 2009 with Enterra as operator.  Internal estimates suggest initial gross production rates of 200 bbls/day or more of light oil and average gross reserves per well of about 130,000 bbls.  Results of drilling and testing are expected in early 2010.  Enterra has a 40% working interest in approximately 9,000 net acres in the play.

“Both of these oil plays represent new resource-type growth opportunities for Enterra aimed at increasing the number of our core properties, and are in addition to our existing prospect inventory”, commented Don Klapko, Chief Executive Officer of Enterra, “For much of the last two years the communication with Enterra’s unitholders and other stakeholders has been focused on debt reduction, process improvement and efficient cost management.  And, while we’ll continue to build on the successes we’ve delivered in all those areas, it is gratifying to be able to announce new growth oriented oil exploration opportunities for Enterra.  We will also continue to methodically implement our plans to further reduce the overall leverage on our balance sheet and continue to improve our financial flexibility.”

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent natural gas and 48 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com